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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                          FRONTLINE COMMUNICATIONS CORP
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    35921T108
                                 (CUSIP Number)


                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

CUSIP No. 21867P102

--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS.  STEPHEN J. COLE-HATCHARD
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
Number of        5.  SOLE VOTING POWER
                     511,510 (includes 144,000 shares held by the Cole-Hatchard
                     Family Limited Partnership, 249,000 shares underlying
Shares               currently exercisable options and 17,510 shares
                     issuable upon conversion of shares of the issuer's
                     Series B Preferred Stock)
Beneficially     ---------------------------------------------------------------
                 6.  SHARED VOTING POWER
                     None
Owned by         ---------------------------------------------------------------
                 7.  SOLE DISPOSITIVE POWER
                     511,510 (includes 144,000 shares held by the Cole-Hatchard
Each Reporting       Family Limited Partnership, 249,000 shares underlying
                     currently exercisable options and 17,510 shares issuable
                     upon conversion of shares of the issuer's Series B
Person With          Preferred Stock)
                 ---------------------------------------------------------------
                 8.  SHARED DISPOSITIVE POWER
                     None
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      511,510 (includes 144,000 shares held by the Cole-Hatchard Family Limited Partnership, 249,000 shares underlying currently exercisable options and 17,510 shares issuable upon conversion of shares of the issuer's Series B Preferred Stock)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.5% at 12/31/00
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


                               Page 2 of 5 Pages

Item 1(a).        Name of Issuer:

                  FRONTLINE COMMUNICATIONS CORP.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  One Blue Hill Plaza
                  Pearl River, NY 10965

Item 2(a).        Name of Person Filing:

                  This Amendment No. 1 to Schedule 13G is filed on behalf of Stephen J. Cole-Hatchard (the "Reporting Person").

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  Frontline Communications Corp.
                  One Blue Hill Plaza
                  Pearl River, NY 10965

Item 2(c).        Citizenship:

                  Mr. Cole-Hatchard is a United States citizen.

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  35921T108

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b), or (c) check whether the person filing is a:

                  (a) - (j):  Not applicable.



                               Page 3 of 5 Pages

Item 4.   Ownership:

          (a) Amount Beneficially Owned: At December 31, 2000 Mr. Cole-Hatchard beneficially owned 511,510 shares, including 144,000 shares held by the Cole-Hatchard Family Limited Partnership, 249,0000 shares underlying currently exercisable options and 17,510 shares issuable upon conversion of shares of the issuer's Series B Preferred Stock.

          (b) Percent of Class: 7.4% (calculated based on 6,554,947 shares of the issuer's common stock outstanding on December 31, 2000)

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:

                     511,510 (includes 144,000 shares held by the Cole-Hatchard Family Limited Partnership, 249, 000 shares underlying currently exercisable options to purchase and 17,510 shares issuable upon conversion of shares of the issuer's Series B Preferred Stock)

               (ii)  shared power to vote or to direct the vote:

                     None.

               (iii) sole power to dispose or to direct the disposition of:

                     511,510 (includes 144,000 shares held by the Cole-Hatchard Family Limited Partnership, 249,000 shares underlying currently exercisable options 17,510 shares issuable upon conversion of shares of the issuer's Series B Preferred Stock)

               (iv)  shared power to dispose or to direct the disposition of:

                    None.

Item 5-10.     Not Applicable.



                               Page 4 of 5 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              March 28, 2001
                                              --------------------------------
                                                  (Date)


                                              /s/ Stephen J. Cole-Hatchard
                                              --------------------------------
                                                      (Signature)


                                              Stephen J. Cole-Hatchard
                                              --------------------------------
                                                      (Name/Title)



                               Page 5 of 5 Pages